November 30, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (904) 598-2223

Lee M. Thomas
President and Chief Executive Officer
Rayonier Inc.
50 North Laura Street
Jacksonville, FL 32202

> **Re: Rayonier Inc.**
> **Definitive 14A**
> **Filed April 9, 2007**
> **File No. 001-06780**

Dear Mr. Thomas:

We have reviewed your response letter dated September 20, 2007, and have the following comments. Please respond to our comments by December 14, 2007, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to comment no. 2 that "[i]n future filings, any discussion of custom peer groups utilized by the Committee (as opposed to general industry survey data) for benchmarking purposes will, to the extent practicable, include a listing of the companies comprising the peer groups." Please clarify on a supplemental basis what you mean by "to the extent practicable."

2. We note your response to comment no. 6. With respect to the targets to be excluded, please provide on a supplemental basis a detailed description of each target to be excluded as well as your analysis of why you believe that disclosure of each target would result in competitive harm.

3. We note your response to comment no. 7. Please revise your disclosure in future filings to explain how you calculated Cash Available for Distribution and Return on Total Capital.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor